Thunder Bridge Capital Partners IV Inc.

9912 Georgetown Pike
Suite D203
Great Falls, Virginia 22066

March 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Thunder Bridge Capital Partners IV Inc.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-254224)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of Thunder Bridge Capital Partners IV Inc. (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 filed on March 12, 2021 (File No. 333-254224) (the “Registration Statement”), because of a miscommunication regarding the audit report and related consent. The audit has been completed on March 16, 2021, and the related audit report and consent have been issued on March 16, 2021. The Company will immediately refile the Form S-1 on March 16, 2021. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Gary A. Simanson
Gary A. Simanson
Chief Executive Officer